Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

June 15, 2020

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024

Dear Mr. McLaren:
This correspondence responds to comments the Trust received from the accounting staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to:

•
the Trust’s Post-Effective Amendment (“PEA”) No. 59 to its registration statement, filed on behalf of its series, the Pacer Lunt Large Cap Volatility Alternator ETF, the Pacer Lunt MidCap Multi-Factor Alternator ETF, and the Pacer Lunt Large Cap Multi-Factor Alternator ETF (each, a “Pacer Lunt Fund,” and collectively the “Pacer Lunt Funds”); and

•	the Trust’s PEA No. 60 to its registration statement, filed on behalf of its series, the Pacer BioThreat ETF (together with the Pacer Lunt Funds, the “Funds”).

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.

General

1.	Staff Comment: Please resolve any bracketed text and complete all missing information in the Trust’s next PEA filing.

Response: The Trust has revised the disclosure as requested.

2.
Staff Comment: The Staff notes that the Pacer Lunt Funds and the Pacer BioThreat ETF involve complete changes to the Funds’ names, investment objectives, principal investment strategies, and principal investment risks.

a.
Supplementally inform the Staff why the Trust’s Board of Trustees (the “Board”) believes that these changes are consistent with its fiduciary duties and are in the best interests of shareholders who did not vote on these changes.

b.
Explain in detail what information the Board considered and how it weighted the information in arriving at its decision that this approach was better than various alternatives, including liquidating the Funds and registering new series of the Trust.

c.	Support the Board’s deliberations with data. For example, if cost was a consideration, provide data on the cost of the changes versus registering new series of the Trust.

d.	Explain why the Adviser believes that these changes are consistent with its fiduciary duty to the Funds.

e.
Explain why making these changes in a PEA to an existing series as opposed to a PEA registering a new series is consistent with the text and policy of Rule 485(a) of the Securities Act of 1933 (the “1933 Act”).

f.	Explain why filing PEAs under Rule 485(a)(1) does not provide an unfair competitive advantage over other registrants which register new series under Rule 485(a)(2).

g.	Explain what percentage of each Fund would need to be repositioned as a result of these changes.

Response: The Trust notes that the Funds have not yet commenced investment operations. Consequently, the Funds do not have and have not had any shareholders, nor does the Trust believe matters of fiduciary duties by the Board or the Adviser are applicable to the changes being made to the Funds. The Trust also does not believe that alternatives such as liquidating the Funds or matters related to repositioning are applicable. The Board considered, at the Adviser’s recommendation, that material changes to certain aspects of each Fund would make them more attractive to investors when the Funds are ultimately offered to the public.

Although the Commission has stated that “a fund must update its registration statement to reflect any material changes by means of a post-effective amendment or a prospectus supplement (or ‘sticker’) pursuant to rule 497 under the Securities Act [of 1933],”1 the Trust filed PEA Nos. 59 and 60 to make such material changes, consistent with past oral comments from the Staff, including Messrs. Michael Schafer and Michael Spratt in June 2017, requesting that material changes to registration statements for funds that have not commenced operations be filed by means of a PEA rather than by means of a sticker. Because the registration statement with respect to the Funds was already effective, the Trust believes that such PEA is required to be filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, rather than Rule 485(a)(2). The Trust is not aware of any statute, rule, or written guidance from the Staff that would require the type of changes made in PEA Nos. 59 and 60 to be treated as four new series registered in a PEA filed under Rule 485(a)(2). The Trust believes that the type of changes to the Funds made in PEA Nos. 59 and 60 are of the type regularly made by other issuers in filings made under Rule 485(a)(1) or by means of a sticker. See Appendix A attached hereto.

In addition, the Trust does not believe that filing PEAs under Rule 485(a)(1) gives the Trust a competitive advantage over other registrants because Rule 485(a)(1) is available to every registrant and is regularly used by registrants to make material changes to registration statements for funds both operational and those that have not yet commenced operations.

3.	Staff Comment: Please provide the Funds’ former names on the cover page of each Prospectus.

Response: The Trust respectfully declines to provide each Fund’s former name in the relevant Prospectus because the Funds have not previously commenced operations, and consequently, there are no shareholders familiar with the Funds’ prior names. The Trust believes that listing the Funds’ prior names could cause unnecessary confusion for investors. The Trust notes the Funds’ former and current names in the following table:

Former Name	Current Name
Pacer CFRA-Stovall Large Cap Seasonal Rotation ETF	Pacer Lunt Large Cap Alternator ETF*
Pacer CFRA-Stovall Small Cap Seasonal Rotation ETF	Pacer Lunt MidCap Multi-Factor Alternator ETF
Pacer Benchmark Office Real Estate SCTR ETF	Pacer Lunt Large Cap Multi-Factor Alternator ETF
Pacer Benchmark Net Lease Real Estate SCTR ETF	Pacer BioThreat ETF
*The Pacer Lunt Large Cap Volatility Alternator ETF changed its name to the Pacer Lunt Large Cap Alternator ETF following the filing of PEA No. 59.

4.	Staff Comment: Please provide a completed Fees and Expenses table and expense examples for each Fund.

Response: The Trust notes that the Fees and Expenses are the same for each Pacer Lunt Fund. Therefore, the Trust has completed the Fees and Expenses table and the expense examples for each Pacer Lunt Fund as follows:

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%

*	Estimated for the current fiscal year.
1 Money Market Fund Reform; Amendments to Form PF, Final Rule, Release No. IC-31166 (July 23, 2014) at 126.

Example

1 Year	3 Years
$61	$192

The Trust has completed the Fees and Expenses table and the expense examples for the Pacer BioThreat ETF as follows:

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.70%

*	Estimated for the current fiscal year.
Example

1 Year	3 Years
$72	$224

5.
Staff Comment: Please prioritize the risks most likely to affect the Fund’s NAV, yield, or return. After listing the most significant risks, the remaining risks can be in alphabetical order. See ADI 2019-08—Improving Principal Risks Disclosure.

Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of each Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

Additionally, the Trust notes that the first risk listed for each of the Pacer Lunt Funds is the “Alternator Strategy Risk”, which the Trust believes is the risk that the Staff would consider to be the most significant for each such Fund.

6.
Staff Comment: When describing the portfolio managers under each Fund’s “Summary Section—Portfolio Management,” please change the disclosure to state that Mr. Kavanaugh and Mr. Mack are jointly and primarily responsible for the management of each Fund, if accurate.

Response: The requested change has been made.

7.
Staff Comment: Under the heading “Buying and Selling Fund Shares,” state that individual Fund shares may only be purchased and sold on a national securities exchange through a broker-dealer. See Item 6(c)(i)(A) of Form N-1A.

Response: The requested change has been made.

8.	Staff Comment: In each PEA’s Part C, when incorporating previously filed exhibits by reference, please include the file numbers for each exhibit.

Response: The requested change has been made.

Comments Regarding the Pacer Lunt Funds

9.
Staff Comment: With respect to the Pacer Lunt Large Cap Alternator ETF, in the the last paragraph under “Principal Investment Strategies of the Fund—The Index,” explain what “return per unit of risk” means in Plain English.

Response: The Trust has revised the disclosure as follows:

Each Sub-Index’s “Risk-Adjusted Score” is calculated using the Sub-Index’s ~~return per unit of risk, measured as the~~ standard deviation of returns over the prior 12 months.

10.
Staff Comment: With respect to each Pacer Lunt Fund, please disclose each Fund’s definition of its particular market capitalization and the range of such market capitalization under the heading “The Fund’s Investment Strategy” in each Fund’s summary section. See Release No. IC-24828, footnote 43.

Response: The Trust notes that PEA 59 discloses the definition of each Pacer Lunt Fund’s particular market capitalization in Item 9. Because the Trust believes that such definitions are consistent with general investor expectations, the Trust does not believe such information is necessary to be included in the summary section and respectfully declines to add such disclosure. However, the Trust has added the following disclosure in Item 9:

As of May 29, 2020, the market capitalization range of the S&P 500 was between $1.65 billion and $1.41 trillion. As of May 29, 2020, the market capitalization range of the S&P MidCap 400 was between $629.4 million and $14.63 billion.

Comments Regarding the Pacer BioThreat ETF

11.
Staff Comment: Supplementally explain the role the Pacer BioThreat ETF played in the creation of the BioShares BioThreat Index (the “Index”), if any. In your response, address the following: Did the Fund design the Index? Did the Fund have a general idea for the Index and the Index provider developed it? Will the Fund have any ongoing involvement in construction of the Index? Is the Index exclusively licensed to the Fund?

Response: The Trust supplementally notes that neither the Fund nor the Fund’s investment adviser had a role in developing or providing ongoing maintenance of the Index. The Trust further notes that the Index was developed by LifeSci Index Partners, LLC, which is not affiliated with the Fund, its distributor, or its investment adviser. The Index is exclusively licensed to the Fund. The Trust notes that the Index was previously referenced as the underlying index for the BioShares BioThreat ETF, a series of Strategy Shares (File No. 811-22497), in a registration statement filed on December 9, 2016. Such fund did not subsequently commence investment operations.

12.	Staff Comment: Supplementally provide the Staff with a list of the top ten constituents for the Index.

Response: The Trust supplementally notes that the top ten constituents of the Index are as follows: NVIDIA Corporation, Amazon.com, Inc., Netflix Inc, Home Depot Inc, Walmart Inc, Danaher Corporation, Abbott Laboratories, Thermo Fisher Scientific Inc., Sanofi SA, and Johnson & Johnson.

13.
Staff Comment: Supplementally provide the Staff with examples of companies that have products, technologies, and services that “aid in stockpiling of products in times of natural disasters and disease outbreaks, such as canned foods, power sources, consumer first aid kits, anti-microbial agents, gas masks, and sterilization supplies and services.”

Response: The Trust supplementally notes the following examples of such companies: The Clorox Company, Church & Dwight Co., Inc., Hormel Foods Corp, and Energizer Holdings Inc.

14.	Staff Comment: Supplementally explain how an annual rebalance is appropriate for an index that is designed to capitalize on unpredictable events, such as natural disasters or pandemics.

Response: The Trust notes that the Index is rebalanced semi-annually and PEA 60 will be revised to such effect. The Trust further notes that the Pacer BioThreat ETF is designed to invest in publicly traded companies which protect against and prepare for events that may occur in the future and is not necessarily designed to be reactive to past events. The Trust believes that a semi-annual rebalance of the Index is appropriate for the types of securities held by the Pacer BioThreat ETF and adequately captures publicly traded companies which protect against and prepare for recovering from pandemic diseases, biological warfare, food and water safety, environmental safety, and natural disasters.

15.	Staff Comment: Provide the number of companies that make up the Index as of a recent date.

Response: The Trust has revised the disclosure as follows:

As of May 31, 2020, the Index was made up of 45 companies and included significant allocations to companies in the health care and industrial sectors.

16.
Staff Comment: With respect to the Fund’s strategy to concentrate its investments to approximately the same extent as the Index so concentrates, please disclose the particular industry or group of industries the Fund expects to concentrate in the Fund’s principal investment strategies and related risks.

Response: The Trust notes that the Index is not currently concentrated in any industry or group of industries, but may be so concentrated in the future. Therefore, the Trust has revised the disclosure as follows:

To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. As of May 31, 2020, the Index was not concentrated in any industry or group of industries.

* * * * * *

If you have any questions regarding the foregoing, please contact Alyssa M. Bernard at (920) 360-7173 or alyssa.bernard@usbank.com or Michael D. Barolsky at (414) 765-5586 or michael.barolsky@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A

Precedent for Use of PEA Filed Under Rule 485(a)(1) to Reflect Material Changes

The Trust believes that it is well established in the investment company industry that material changes to a fund’s prospectus do not necessitate the registration of a new series under Rule 485(a)(2).
The O’Shaughnessy Tactical Asset Allocation Fund, a series of Advisors Series Trust (File Nos. 333-17391 and 811-07959), underwent the following changes prior to the commencement of investment operations, which changes were subsequently incorporated into its registration statement in a PEA filed under Rule 485(a)(1)2:
•Name. The fund’s name was changed from the O’Shaughnessy Tactical Asset Allocation Fund to the O’Shaughnessy Emerging Markets Fund.
•Strategy. The fund’s principal investment strategy was changed from “allocat[ing] its portfolio, either directly or through the use of derivatives, in a variety of asset classes, including, but not limited to, equity securities, fixed income securities, commodity-linked derivatives, REITs, money market instruments, ETFs and currencies in proportions which reflect the Adviser’s judgment of the potential returns and risks of each asset class” to “invest[ing] at least 80% of its net assets (including any borrowings for investment purposes) in a diversified portfolio of common stocks and other equity securities of issuers in emerging markets, as defined by the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index.”
•Comparison. The change from a tactical asset allocation strategy to an emerging markets equity strategy and the change to the O’Shaughnessy fund’s name are material changes of the same nature being made by the Funds. Also similar is that the O’Shaughnessy fund believed that these changes could be made to an existing, effective registration statement in a filing under Rule 485(a)(1) and did not believe that the change required a new series to be registered under Rule 485(a)(2). Additionally, like for the Funds, the change to the O’Shaughnessy fund was made prior to the commencement of investment operations.3

2 Filed September 26, 2014, SEC Accession No. 0000894189-14-004694.
3 The O’Shaughnessy fund does not appear to have ever commenced investment operations.